The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated April 26, 2017

Preliminary Pricing Supplement (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$[•]

Phoenix AutoCallable Notes due May 2, 2019

Linked to the Least Performing Reference Asset of the

iShares® U.S. Real Estate ETF, the VanEck VectorsTM Semiconductor ETF and

the SPDR® S&P® Bank ETF

Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Initial Valuation Date:	April 28, 2017

Issue Date:	May 3, 2017

Final Valuation Date:*	April 29, 2019

Maturity Date:*	May 2, 2019

Reference Assets:

The iShares®  U.S. Real Estate ETF (the “Real Estate ETF”), the VanEck Vectors Semiconductor ETF (the “Semiconductor ETF”) and the SPDR® S&P® Bank ETF (the “S&P Bank ETF”), as noted in the following table:

	Reference Asset	Bloomberg Ticker	Initial Price	Coupon Barrier Price	Barrier Price
	Real Estate ETF	IYR UP <Equity>	$[•]	$[•]	$[•]
	Semiconductor ETF	SMH UP <Equity>	$[•]	$[•]	$[•]
	S&P Bank ETF	KBE UP <Equity>	$[•]	$[•]	$[•]

The Real Estate ETF, the Semiconductor ETF and the S&P Bank ETF are each referred to in this preliminary pricing supplement as a “Reference Asset” and collectively as the “Reference Assets”

Payment at Maturity:

If the Notes are not automatically called prior to maturity, and if you hold your Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note that you hold (in each case, in addition to any Contingent Coupon that may be payable on such date) determined as follows:

▪                   If the Final Price of the Least Performing Reference Asset is equal to or greater than its Barrier Price, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                   If the Final Price of the Least Performing Reference Asset is less than its Barrier Price, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

If the Notes are not automatically called, and if the Final Price of the Least Performing Reference Asset is less than its Barrier Price, your Notes will be fully exposed to the negative performance of the Least Performing Reference Asset. You may lose up to 100% of the principal amount of your Notes.

Any payment on the Notes, including any Contingent Coupons and any payment upon an Automatic Call or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus addendum for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-1 of this preliminary pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.75%	98.25%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $925.00 and $956.70 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-2 of this preliminary pricing supplement.

(2)          Barclays Capital Inc. will receive commissions from the Issuer of 1.75% of the principal amount of the Notes, or $17.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay selling concessions or fees to other dealers.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the Notes and hold such Notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the Notes may include a portion that was not purchased by investors on the Issue Date. Any unsold portion held by our affiliate(s) may affect the supply of Notes available for secondary trading and, therefore, could adversely affect the price of the Notes in the secondary market. Circumstances may occur in which our interest or those of our affiliates could be in conflict with your interests.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-8 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Contingent Coupon:

$26.375 per $1,000 principal amount Note, which is 2.6375% of the principal amount per Note (10.55% per annum)

If the Closing Price of each Reference Asset on any Observation Date is equal to or greater than its respective Coupon Barrier Price, you will receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Price of any Reference Asset on any Observation Date is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Automatic Call:

If, on any Observation Date prior to the Final Valuation Date, the Closing Price of each Reference Asset is equal to or greater than its respective Initial Price, the Notes will be automatically called for a cash payment per $1,000 principal amount Note equal to the Redemption Price payable on the Call Settlement Date. No further amounts will be payable on the Notes after the Call Settlement Date.

Observation Dates:*	The 28th of each January, April, July and October during the term of the Notes, beginning in July 2017, provided that the final Observation Date will be the Final Valuation Date

Contingent Coupon Payment Dates:*

With respect to any Observation Date, the third business day after such Observation Date, provided that the Contingent Coupon Payment Date with respect to the Final Valuation Date will be the Maturity Date

Call Settlement Date:*	The Contingent Coupon Payment Date following the Observation Date on which an Automatic Call occurs

Initial Price:	With respect to each Reference Asset, the Closing Price on the Initial Valuation Date, as noted in the table above

Coupon Barrier Price:	With respect to each Reference Asset, 75.00% of its Initial Price (rounded to two decimal places), as noted in the table above

Barrier Price:	With respect to each Reference Asset, 75.00% of its Initial Price (rounded to two decimal places), as noted in the table above

Final Price:	With respect to each Reference Asset, the Closing Price of such Reference Asset on the Final Valuation Date

Redemption Price:	$1,000 per $1,000 principal amount Note that you hold, plus the Contingent Coupon that will otherwise be payable on the Call Settlement Date

Least Performing Reference Asset:	The Reference Asset with the lowest Reference Asset Return, as calculated in the manner set forth below

Reference Asset Return:	With respect to a Reference Asset, the performance of such Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Closing Price:

With respect to a Reference Asset, on any date, the official closing price per share of that Reference Asset published at the regular weekday close of trading on that date as displayed on the applicable Bloomberg Professional® service page noted above or any successor page on Bloomberg Professional® service or any successor service, as applicable

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741VT44 / US06741VT447

*                  Subject to postponement, as described under “Additional Terms of the Notes” in this preliminary pricing supplement

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this preliminary pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PPS-1

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-8 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-2

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                You understand and accept that any positive return on your investment will be limited to the Contingent Coupons that you may receive on your Notes

•                You are willing to accept the risk that you may lose some or all of the principal amount of your Notes

•                You do not anticipate that the price of any Reference Asset will fall below its Coupon Barrier Price on any Observation Date or its Barrier Price on the Final Valuation Date

•                You understand and accept the risks that (a) you will not receive a Contingent Coupon if the Closing Price of only one Reference Asset is less than its Coupon Barrier Price on an Observation Date and (b) you will lose some or all of your principal if the Closing Price of only one Reference Asset is less than its Barrier Price on the Final Valuation Date

•                You understand and accept the risk that, if your Notes are not automatically called prior to maturity, the payment at maturity will be based solely on the Reference Asset Return of the Least Performing Reference Asset

•                You are willing to accept the risks associated with an investment linked to the performance of the Reference Assets

•                You are willing to accept the risk that the Notes may be automatically called prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield

•                You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the notes to maturity if the Notes are not automatically called

•                You are willing to assume our credit risk for all payments on the Notes

•                You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•                You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                You seek an investment that provides for the full repayment of principal at maturity and you are unwilling to accept the risk that you may lose some or all of the principal amount of your Notes

•                You seek an investment the return on which is not limited to the Contingent Coupons that may be payable on the Notes

•                You anticipate that the price of at least one Reference Asset will decline during the term of the Notes such that the price of at least one Reference Asset is less than its Coupon Barrier Price on one or more Observation Dates and/or the Final Price of at least one Reference Asset is less than its Barrier Price

•                You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Assets

•                You are unwilling or unable to accept the risk that negative performance of only one Reference Asset may cause you to not receive Contingent Coupons and/or suffer a loss of principal at maturity, regardless of the performance of the other Reference Assets

•                You are unwilling or unable to accept the risk that the Notes may be automatically called prior to scheduled maturity

•                You seek an investment for which there will be an active secondary market or and/or you are unable or unwilling to hold the Notes to maturity if they are not automatically called

•                You are unwilling or unable to assume our credit risk for all payments on the Notes

•                You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Observation Dates (including the Final Valuation Date), the Contingent Coupon Payment Dates, any Call Settlement Date and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Least or Best Performing Reference Asset—Scheduled Trading Days and Market Disruption Events for Securities Linked to the Reference Asset with the Lowest or Highest Return in a Group of Two or More Equity Securities, Exchange-Traded Funds and/or Indices of Equity Securities” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, each Reference Asset and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the accompanying prospectus supplement.

PPS-3

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON A SINGLE CONTINGENT COUPON PAYMENT DATE

The following examples demonstrate the circumstances under which you may receive a Contingent Coupon on a hypothetical Contingent Coupon Payment Date. The numbers appearing in these tables are purely hypothetical and are provided for illustrative purposes only. These examples do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                  Hypothetical Initial Price of each Reference Asset: $100.00*

▪                  Coupon Barrier Price for each Reference Asset: $75.00 (75.00% of the hypothetical Initial Price set forth above)

▪                  Contingent Coupon: $26.375 per $1,000 principal amount Note

* The hypothetical Initial Price of $100.00 and the hypothetical Coupon Barrier Price of $75.00 for each Reference Asset have been chosen for illustrative purposes only and do not represent likely Initial Prices or Coupon Barrier Prices for any Reference Asset. The Initial Price for each Reference Asset will be equal to its Closing Price on the Initial Valuation Date and the Coupon Barrier Price for each Reference Asset will be equal to 75.00% of the Initial Price.

For information about recent trading prices of each Reference Asset, please see “Information Regarding the Reference Assets” in this preliminary pricing supplement.

Example 1: The Closing Price of each Reference Asset is greater than its Coupon Barrier Price on the relevant Observation Date.

Reference Asset	Closing Price on Relevant Observation Date
Real Estate ETF	$95.00
Semiconductor ETF	$85.00
S&P Bank ETF	$105.00

Because the Closing Price of each Reference Asset is greater than its respective Coupon Barrier Price, you will receive a Contingent Coupon of $26.375, or 2.6375% of the principal amount per Note, on the related Contingent Coupon Payment Date.

Example 2: The Closing Price of at least one Reference Asset is greater than its Coupon Barrier Price on the relevant Observation Date and the Closing Price of at least one other Reference Asset is less than its Coupon Barrier Price.

Reference Asset	Closing Price on Relevant Observation Date
Real Estate ETF	$135.00
Semiconductor ETF	$55.00
S&P Bank ETF	$80.00

Because the Closing Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Example 3: The Closing Price of each Reference Asset is less than its Coupon Barrier Price on the relevant Observation Date.

Reference Asset	Closing Price on Relevant Observation Date
Real Estate ETF	$55.00
Semiconductor ETF	$45.00
S&P Bank ETF	$50.00

Because the Closing Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Examples 2 and 3 demonstrate that you may not receive a Contingent Coupon on a Contingent Coupon Payment Date. If the Closing Price of at least one Reference Asset is below its Coupon Barrier Price on each Observation Date, you will not receive any Contingent Coupons during the term of your Notes.

In each of the examples above, because the Closing Price of at least one Reference Asset is below its Initial Price on the relevant Observation Date, the Notes would not be called on the related Contingent Coupon Payment Date. Your Notes will be automatically called only if the Closing Price of each Reference Asset on any Observation Date prior to the Final Valuation Date is equal to or greater than its respective Initial Price.

PPS-4

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE UPON AUTOMATIC CALL

The following table illustrates the hypothetical total return upon an automatic call or at maturity under various circumstances.  The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the aggregate payments per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following tables and examples have been rounded for ease of analysis.  The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                  Contingent Coupon: $26.375 per $1,000 principal amount Note

▪                  Redemption Price: $1,000 plus the Contingent Coupon that is otherwise payable on the Call Settlement Date

Example 1: The Notes are automatically called on the first Observation Date.

Observation Date	Is Closing Price of Any Reference Asset Less Than Coupon Barrier Price?	Is Closing Price of Any Reference Asset Less Than Initial Price?	Payment on Contingent Coupon Payment Date (per $1,000 principal amount Note)
1	No	No	$1,026.375

Because the Closing Price of each Reference Asset on the first Observation Date is equal to or greater than its Initial Price, the Notes are automatically called and you will receive the Redemption Price on the related Call Settlement Date.

The Notes will cease to be outstanding after the Call Settlement Date, and you will not receive any further payments on the Notes.

The total return on investment of the Notes is 2.6375%.

Example 2: The Notes are automatically called on the fourth Observation Date.

Observation Date	Is Closing Price of Any Reference Asset Less Than Coupon Barrier Price?	Is Closing Price of Any Reference Asset Less Than Initial Price?	Payment on Contingent Coupon Payment Date (per $1,000 principal amount Note)
1	Yes	Yes	$0.00
2	No	Yes	$26.375
3	Yes	Yes	$0.00
4	No	No	$1,026.375

Because the Closing Price of each Reference Asset on the fourth Observation Date is equal to or greater than its Initial Price, the Notes are automatically called and you will receive the Redemption Price on the related Call Settlement Date.

The Notes will cease to be outstanding after the Call Settlement Date, and you will not receive any further payments on the Notes.

The total return on investment of the Notes is 5.275%.

PPS-5

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates the hypothetical total return at maturity under various circumstances.  The numbers appearing in the following tables and examples have been rounded for ease of analysis.  The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                  Hypothetical Initial Price of each Reference Asset: 100.00*

▪                  Coupon Barrier Price for each Reference Asset: 75.00 (75.00% of the hypothetical Initial Price set forth above)

▪                  Barrier Price for each Reference Asset: 75.00 (75.00% of the hypothetical Initial Price set forth above)

▪                  You hold your Notes to maturity and the Notes are NOT automatically called prior to maturity

* The hypothetical Initial Price of $100.00, the hypothetical Coupon Barrier Price of $75.00 and the hypothetical Barrier Price of $75.00 for each Reference Asset have been chosen for illustrative purposes only and do not represent likely Initial Prices, Coupon Barrier Prices or Barrier Prices for any Reference Asset. The Initial Price for each Reference Asset will be equal to its Closing Price on the Initial Valuation Date and the Coupon Barrier Price and Barrier Price for each Reference Asset will each be equal to 75.00% of the Initial Price.

Final Price ($)			Reference Asset Return
Real Estate ETF	Semiconductor ETF	S&P Bank ETF	Real Estate ETF	Semiconductor ETF	S&P Bank ETF	Least Performing Reference Asset	Payment at Maturity**
155.00	150.00	160.00	55.00%	50.00%	60.00%	50.00%	$1,000.00
140.00	150.00	145.00	40.00%	50.00%	45.00%	40.00%	$1,000.00
135.00	145.00	130.00	35.00%	45.00%	30.00%	30.00%	$1,000.00
120.00	125.00	130.00	20.00%	25.00%	30.00%	20.00%	$1,000.00
112.00	130.00	110.00	12.00%	30.00%	10.00%	10.00%	$1,000.00
105.00	110.00	100.00	5.00%	10.00%	0.00%	0.00%	$1,000.00
95.00	105.00	90.00	-5.00%	5.00%	-10.00%	-10.00%	$1,000.00
95.00	80.00	102.00	-5.00%	-20.00%	2.00%	-20.00%	$1,000.00
80.00	75.00	105.00	-20.00%	-25.00%	5.00%	-25.00%	$1,000.00
70.00	95.00	105.00	-30.00%	-5.00%	5.00%	-30.00%	$700.00
60.00	90.00	80.00	-40.00%	-10.00%	-20.00%	-40.00%	$600.00
130.00	102.00	50.00	30.00%	2.00%	-50.00%	-50.00%	$500.00
40.00	150.00	50.00	-60.00%	50.00%	-50.00%	-60.00%	$400.00
115.00	70.00	30.00	15.00%	-30.00%	-70.00%	-70.00%	$300.00
20.00	50.00	55.00	-80.00%	-50.00%	-45.00%	-80.00%	$200.00
50.00	10.00	30.00	-50.00%	-90.00%	-70.00%	-90.00%	$100.00
0.00	50.00	105.00	-100.00%	-50.00%	5.00%	-100.00%	$0.00

**   Per $1,000 principal amount Note, and excluding the final Contingent Coupon (if one is payable on the Maturity Date).

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Final Price of the Real Estate ETF is $112.00, the Final Price of the Semiconductor ETF is $130.00 and the Final Price of the S&P Bank ETF is $110.00.

Because the S&P Bank ETF has the lowest Reference Asset Return, the S&P Bank ETF is the Least Performing Reference Asset. Because the Final Price of the Least Performing Reference Asset is greater than its Initial Price (and, accordingly, not less than its Barrier Price), you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the Contingent Coupon that will otherwise be payable on the Maturity Date).

Example 2: The Final Price of the Real Estate ETF is $95.00, the Final Price of the Semiconductor ETF is $80.00 and the Final Price of the S&P Bank ETF is $102.00.

Because the Semiconductor ETF has the lowest Reference Asset Return, the Semiconductor ETF is the Least Performing Reference Asset.  Because the Final Price of the Least Performing Reference Asset is not less than its Barrier Price, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the Contingent Coupon that will otherwise be payable on the Maturity Date).

Example 3: The Final Price of the Real Estate ETF is $130.00, the Final Price of the Semiconductor ETF is $102.00 and the Final Price of the S&P Bank ETF is $50.00.

Because the S&P Bank ETF has the lowest Reference Asset Return, the S&P Bank ETF is the Least Performing Reference Asset.  Because the Final Price of the Least Performing Reference Asset is less than its Barrier Price, you will receive a payment at maturity of $500.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

$1,000 + [$1,000 x -50.00%] = $500.00

In addition, because the Final Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the Maturity Date.

PPS-6

Example 4: The Final Price of the Real Estate ETF is $40.00, the Final Price of the Semiconductor ETF is $150.00 and the Final Price of the S&P Bank ETF is $50.00.

Because the Real Estate ETF has the lowest Reference Asset Return, the Real Estate ETF is the Least Performing Reference Asset.  Because the Final Price of the Least Performing Reference Asset is less than its Barrier Price, you will receive a payment at maturity of $400.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

$1,000 + [$1,000 x -60.00%] = $400.00

In addition, because the Final Price of at least one Reference Asset is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the Maturity Date

Examples 3 and 4 demonstrate that, if the Notes are not automatically called, and if the Final Price of the Least Performing Reference Asset is less than its Barrier Price, your investment in the Notes will be fully exposed to the negative performance of the Least Performing Reference Asset. You will not benefit in any way from the Reference Asset Return of the other Reference Assets being higher than the Reference Asset Return of the Least Performing Reference Asset.

If the Notes are not automatically called prior to maturity, you may lose up to 100% of the principal amount of your Notes.

PPS-7

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Assets or the components of their underlying indices.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•             “Risk Factors—Risks Relating to the Securities Generally”; and

•             “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal.  The payment at maturity depends on whether the Final Price of the Least Performing Reference Asset is less than its Barrier Price.  If the Final Price of the Least Performing Reference Asset is less than its Barrier Price, your Notes will be fully exposed to the decline of such Reference Asset from its Initial Price to its Final Price and you will lose some or all of your principal. You may lose up to 100% of the principal amount of your Notes.

•                  Potential Return Limited to the Contingent Coupons—The positive return on the Notes is limited to the Contingent Coupons, if any, that may be payable during the term of the Notes.  You will not participate in any appreciation in the price of any Reference Asset and you will not receive more than the principal amount of your Notes at maturity (plus a Contingent Coupon if one is payable in respect of the Final Valuation Date) even if the Reference Asset Return of one or more Reference Assets is positive.

Based on the stated terms of the Notes, the maximum amount of Contingent Coupons that you may receive on the Notes is $211.00 per $1,000 principal amount Note (or 21.10% of the principal amount of your Notes). You will receive this maximum amount of Contingent Coupons only if (a) the Closing Price of each Reference Asset on each Observation Date equals or exceeds its Coupon Barrier Price and (b) an Automatic Call never occurs. The actual amount of Contingent Coupons that you receive may be substantially less than this amount, and may be as low as zero (as described immediately below).

•                You May Not Receive any Contingent Coupon Payments on the Notes—You will receive a Contingent Coupon on a Contingent Coupon Payment Date only if the Closing Price of each Reference Asset on the related Observation Date is equal to or greater than its respective Coupon Barrier Price. If the Closing Price of any Reference Asset on an Observation Date is less than its Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Price of at least one Reference Asset is less than its respective Coupon Barrier Price on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

•                  The Notes are Subject to Volatility Risk—Volatility is a measure of the magnitude of the movements of the price of an asset (or level of an index) over a period of time. The Contingent Coupon is based on a number of factors, including the expected volatility of the Reference Assets. The Contingent Coupon is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and is higher than it otherwise would have been had the expected volatility of the Reference Assets been lower. As volatility of a Reference Asset increases, there will typically be a greater likelihood that (a) the Closing Price of that Reference Asset on one or more Observation Dates will be less than its Coupon Barrier Price and (b) the Final Price of that Reference Asset will be less than its Barrier Price.

Accordingly, you should understand that the Contingent Coupon reflects, among other things, an indication of a greater likelihood that you will (a) not receive Contingent Coupons with respect to one or more Observation Dates and/or (b) incur a loss of principal at maturity than would have been the case had the Contingent Coupon been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will not receive Contingent Coupons and/or that you will lose some or all of your principal at maturity for the reasons described above.

•                Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this preliminary pricing supplement, the Notes will be automatically called if the Closing Price of each Reference Asset on any Observation Date prior to the Final Valuation Date is equal to or greater than its Initial Price, as described above. Accordingly, the term of the Notes may be as short as approximately three months.

The Redemption Price that you receive on a Call Settlement Date, together with any Contingent Coupons that you may have received on prior Contingent Coupon Payment Dates, may be less than the aggregate amount of payments that you would have received had you held your Notes to maturity. You may not be able to reinvest any amounts received on the Call Settlement Date in a comparable investment with similar risk and yield. No additional payments will be due after the relevant Call Settlement Date.  The “automatic call” feature may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•                  If Your Notes are not Automatically Called Prior to Maturity, the Payment at Maturity is not Based on the Level of any Reference Asset at any Time Other than the Closing Price of the Least Performing Reference Asset on the Final Valuation Date—The Final Prices and Reference Asset Returns will be based solely on the Closing Prices of the Reference Assets on the Final Valuation Date. Accordingly, if the price of the Least Performing Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity that you will receive, if any, may be significantly less than it would have been had your payment at maturity been linked to the price of such Reference Asset at a time prior to such drop.

PPS-8

If your Notes are not automatically called prior to maturity, your payment at maturity will be based solely on the Reference Asset Return of the Least Performing Reference Asset. If the Final Price of the Least Performing Reference Asset is less than the Barrier Price applicable to such Reference Asset, you will lose some or all of the principal amount of your Notes. Your losses will not be limited in any way by virtue of the Reference Asset Return of the other Reference Assets being higher than the Reference Asset Return of the Least Performing Reference Asset.

•                  Whether or Not the Notes Will be Automatically Called Prior to Maturity Will Not be Based on the Price of Any Reference Asset at Any Time Other than the Closing Prices of the Reference Assets on the applicable Observation Date—Whether or not the Notes are automatically called prior to maturity will be based solely on the Closing Prices of the Reference Assets on each Observation Date in respect of which the Notes may be called.  Accordingly, if the price of any Reference Asset drops on any Observation Date on which the Notes may be called such that the Closing Price of such Reference Asset falls below the applicable Initial Price, your Notes will not be called on such date.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any Contingent Coupons and any payment upon automatic call or at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.   In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Assets or the securities included in the underlying index for any Reference Asset would have.

•                  Historical Performance of the Reference Assets Should Not Be Taken as Any Indication of the Future Performance of the Reference Assets Over the Term of the Notes—The price of each Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of a Reference Asset is not an indication of the future performance of that Reference Asset over the term of the Notes.  The historical correlation between the Reference Assets is not an indication of the future correlation between them over the term of the Notes.  Therefore, the performance of the Reference Assets individually or in comparison to each other over the term of the Notes may bear no relation or resemblance to the historical performance of any Reference Asset.

•                  Certain Features of Exchange-Traded Funds Will Impact the Value of the Reference Assets and the Notes:

o                Management Risk.  This is the risk that the investment strategy for a Reference Asset, the implementation of which is subject to a number of constraints, may not produce the intended results.  An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices.  Because, however, the Reference Assets are not “actively” managed, they generally do not take defensive positions in declining markets and generally will not sell a security if the issuer of such security was in financial trouble. Accordingly, the performance of the Reference Assets could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

o                Derivatives Risk.  The Reference Assets may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Reference Assets’ losses, and, as a consequence, the losses on your Notes, may be greater than if the Reference Assets invested only in conventional securities.

o                Tracking and Underperformance Risk (Particularly in Periods of Market Volatility). The performance of each Reference Asset may not replicate the performance of, and may underperform, its underlying index.  Each Reference Asset will reflect transaction costs and fees that will reduce its relative performance.

PPS-9

Moreover, it is also possible that each Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index due to differences in trading hours between the Reference Asset and its underlying index or due to other circumstances. During periods of market volatility, securities underlying a Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in a Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of each Reference Asset. As a result, under these circumstances, the market value of the Reference Assets may vary substantially from their respective net asset values per share. This variation in performance is called “tracking error” and, at times, the tracking error may be significant.

•                  An Investment in the Notes Involves Industry Concentration Risk—As described below under “Information Regarding the Reference Assets”, the investment objective of each Reference Asset is to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in one particular sector or group of industries.  The performance of companies in each relevant sector will be influenced by many complex and unpredictable factors, including industry competition, interest rates, geopolitical events, government regulation, the ability of borrowers to obtain financing for real estate development (in the case of the Real Estate ETF) or to repay loans (in the case of the Real Estate ETF and the S&P Bank ETF) and supply and demand for the products and services offered by such companies.

Any adverse development in the particular sector tracked by any Reference Asset may have a material adverse effect on the securities held in the portfolio of such Reference Asset and, as a result, may have a material adverse effect on the price of the Reference Asset and the value of the Notes. In addition, the portfolios of the Reference Assets at any time may be significantly concentrated in a small number of companies. Accordingly, the negative performance of a small number of companies may have a significant adverse effect on the value of the Reference Assets and, accordingly, the value of your Notes.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

PPS-10

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Assets or the components of their underlying indices. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Assets and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Reference Assets and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                 Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. or one or more of our other affiliates may at any time hold unsold inventory (as described on the cover page of this preliminary pricing supplement), which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) require you to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any Contingent Coupons you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of any Contingent Coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PPS-11

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                the market price, dividend rate and expected volatility of the Reference Assets and the stocks included in the underlying index for each Reference Asset;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-12

INFORMATION REGARDING THE REFERENCE ASSETS

The iShares® U.S. Real Estate ETF

We have derived all information contained in this pricing supplement regarding the Real Estate ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the Real Estate ETF’s prospectus dated August 1, 2016 and other publicly available information.

We have not independently verified the information in the Real Estate ETF’s prospectus or any other publicly available information regarding the Reference Asset.  Such information reflects the policies of, and is subject to change by BlackRock Inc. and its affiliates (collectively, “BlackRock”).  The Real Estate ETF is a separate investment portfolio maintained and managed by iShares® Trust.  BlackRock Fund Advisors (“BFA”) is currently the investment adviser to the Real Estate ETF.

The Real Estate ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “IYR”.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Real Estate ETF.  Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding iShares® Trust, BFA and the Real Estate ETF, please see the prospectus for the Real Estate ETF.  In addition, information about iShares® and the Real Estate ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com.  We have not undertaken any independent review or due diligence of the SEC filings of the iShares® Trust, any information contained on the iShares® website or of any other publicly available information about the Real Estate ETF.  Information contained on the iShares® website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The Real Estate ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index (the “Real Estate Index”), which measures the performance of the real estate sector of the U.S. equity market. For more information about the Real Estate Index, please see “—The Real Estate Index” below.

The Real Estate ETF uses a representative sampling indexing strategy to try to track the Real Estate Index.  The Real Estate ETF generally invests at least 90% of its assets in securities of the Real Estate Index and depository receipts representing securities in the Real Estate Index.  In addition, the Real Estate ETF may invest up to 10% of its assets in other securities, including securities not in the Real Estate Index, but which BFA believes will help the Real Estate ETF track such index, futures contracts, options on futures contracts, other types of options and swaps related to the Real Estate Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

As noted above, the Real Estate ETF pursues a “representative sampling” indexing strategy in attempting to track the performance of the Real Estate Index. Representative sampling means that the Real Estate ETF generally invests in a representative sample of securities that collectively has an investment profile similar to that of the Real Estate Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Real Estate Index. The Real Estate ETF may or may not hold all of the securities in the Real Estate Index.

Industry Concentration Policy

The Real Estate ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Real Estate Index is concentrated.  For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

The Real Estate Index

General

All disclosures contained in this preliminary pricing supplement regarding the Real Estate Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of Dow Jones Indexes, the marketing name of CME Group Index Services LLC (“CME Indexes” or the “Index Sponsor”), and is subject to change by Dow Jones Indexes.

The Real Estate Index is a float-adjusted market capitalization-weighted real-time index that provides a broad measure of the performance of the real estate sector of the U.S. securities market. Component companies consist of Real Estate Investment Trusts (“REITs”) and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. Because the Real Estate Index is comprised primarily of REITs, the prices of the component stocks reflect changes in lease rates, vacancies, property development and other transactions.  The Real Estate Index was first calculated on February 14, 2000.  The Real Estate Index is calculated on a price return and total return basis. The level of the Index was set to 100 on the base date of December 31, 1991.

PPS-13

The Real Estate Index is a subset of the Dow Jones U.S. IndexSM, a broad-based measure of the U.S. stock market, which aims to measure the performance of 95% of U.S. stocks by float-adjusted market capitalization and is calculated on a price return basis. The index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. The Dow Jones U.S. IndexSM is part of the Dow Jones Global Indices®, which is a benchmark family of indices that currently follows stocks from 46 countries.

Composition and Maintenance

Defining the Investable Universe: Index component candidates must trade on a major U.S. stock exchange and must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts (LPTs), and similar real-property-owning pass-through structures taxed as REITs by their domiciles are also eligible. If a company has more than one class of shares, only one class of shares will be included. Securities that have had more than ten non-trading days during the past quarter are excluded.

Stock Selection: The index universe is sorted by float-adjusted market capitalization and the stocks in the top 95% are selected as components of the Dow Jones U.S. IndexSM, excluding stocks that fall within the bottom 1% of the universe according to their free-float market capitalization and within the bottom .01% of the universe according to their turnover. To be included in the Real Estate Index, the issuer of each component security must be classified in the Real Estate Supersector, as defined by the proprietary classification system used by S&P Dow Jones Indices.

Review Process: The Real Estate Index is reconstituted annually in September. All index components are reviewed to determine their eligibility, and the float factor for each component is reviewed and updated as needed. Changes are implemented at the opening of trading on the Monday following the third Friday of September.

The Real Estate Index is also reviewed on a quarterly basis. Shares outstanding totals for component stocks are updated during each quarterly review. Changes in shares outstanding of less than 5% are accumulated and made quarterly in March, June, September and December. These changes, as well as any weight adjustments, are implemented at the opening of trading on the Monday following the third Friday of the quarterly update month. If the number of outstanding shares for an index component changes by more than 5% due to a corporate action, the shares total will be adjusted. The timing of the adjustment will depend on the type of event that causes the change. If the impact of corporate actions during the period between quarterly share updates changes the number of a company’s shares outstanding by 5% or more, and that change causes a company’s float factor to change by 5% or more, then the company’s float factor will be updated at the same time as the share change. If a component no longer meets the eligibility requirements, it will be removed from the index. Whenever possible, any such change will be announced at least two business days prior to its implementation.

In addition to the scheduled quarterly reviews, the index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the Index components will be announced at least two business days prior to their implementation date.

Disclaimer

iShares® and BlackRock® are registered trademarks of Blackrock. BlackRock has licensed certain trademarks and trade names of BlackRock to Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by BlackRock. BlackRock makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

PPS-14

Historical Performance of the Real Estate ETF

The table below shows the high, low and final Closing Price of the Real Estate ETF for each of the periods noted below. The graph below sets forth the historical performance of the Real Estate ETF based on daily Closing Prices from January 1, 2012 through April 24, 2017. We obtained the Closing Prices listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High($)	Quarterly Low($)	Quarterly Close($)
March 31, 2012	62.57	56.52	62.29
June 30, 2012	64.47	59.25	63.97
September 30, 2012	67.80	64.07	64.39
December 31, 2012	65.42	61.15	64.72
March 31, 2013	69.48	65.66	69.48
June 30, 2013	75.54	63.55	66.39
September 30, 2013	69.42	60.92	63.76
December 31, 2013	68.18	62.01	63.09
March 31, 2014	69.24	62.98	67.67
June 30, 2014	72.90	67.52	71.79
September 30, 2014	74.82	68.88	69.20
December 31, 2014	79.01	69.14	76.84
March 31, 2015	83.14	76.42	79.32
June 30, 2015	80.64	71.30	71.30
September 30, 2015	76.58	68.69	70.95
December 31, 2015	77.03	71.28	75.11
March 31, 2016	77.86	66.28	77.86
June 30, 2016	82.30	75.83	82.30
September 30, 2016	85.69	78.83	80.64
December 31, 2016	79.18	72.87	76.94
March 31, 2017	80.73	76.13	78.49
April 24, 2017*	80.98	78.49	79.88

* For the period beginning on April 1, 2017 and ending on April 24, 2017

Historical Performance of the iShares® Real Estate ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-15

The VanEck VectorsTM Semiconductor ETF

We have derived all information contained in this pricing supplement regarding the Semiconductor ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the Semiconductor ETF’s prospectus dated February 1, 2017 and other publicly available information.

We have not independently verified the information in the Semiconductor ETF’s prospectus or any other publicly available information regarding the Semiconductor ETF.  Such information reflects the policies of, and is subject to change by VanEck Vectors ETF Trust (the “VanEck Trust”) and VanEck Associates Corporation (“VanEck”).  VanEck is currently the investment adviser to the Semiconductor ETF.

The Semiconductor ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “SMH”.

The VanEck Trust is a registered investment company that consists of numerous separate investment portfolios, including the Semiconductor ETF.  Information provided to or filed with the SEC by the VanEck Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding the VanEck Trust, VanEck and the Semiconductor ETF, please see the prospectus for the Semiconductor ETF.  In addition, information about the Semiconductor ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the VanEck website at www.vaneck.com.  We have not undertaken any independent review or due diligence of the SEC filings of the VanEck Trust, any information contained on the VanEck website or of any other publicly available information about the Semiconductor ETF.  Information contained on the VanEck website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The Semiconductor ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of companies in the semiconductor industry, as measured by the MVISTM US Listed Semiconductor 25 Index (the “Semiconductor Index”).

The Semiconductor ETF uses a “passive” or indexing investment approach and attempts to approximate the investment performance of the Semiconductor Index by investing in a portfolio of securities that generally replicates the Semiconductor Index.  The Semiconductor ETF generally invests at least 80% of its assets in securities that comprise the Semiconductor Index. For more information about the Semiconductor Index, please see “—The Semiconductor Index” below.

Correlation and Tracking Error

The Semiconductor Index is a theoretical financial calculation, while the Semiconductor ETF is an actual investment portfolio. The performance of the Semiconductor ETF and the Semiconductor Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is generally referred to as “tracking error”.

The Semiconductor Index

General

All information contained in this preliminary pricing supplement regarding the Semiconductor Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MV Index Solutions GmbH (“MVIS”). The Semiconductor Index was developed by MVIS and is maintained and published by MVIS. The Semiconductor Index is calculated by Solactive AG. MVIS has no obligation to continue to publish, and may discontinue the publication of, the Semiconductor Index.

The Semiconductor Index is reported by Bloomberg L.P. under the ticker symbol “MVSMH.”

The Semiconductor Index is designed to track the performance of the largest and most liquid U.S.-listed companies that derive at least 50% (25% for current components) of their revenues (or, where applicable have at least 50% (25% for current components) of their assets) from semiconductors. This includes companies engaged primarily in the production of semiconductors and semiconductor equipment. The Semiconductor Index was launched on August 12, 2011 with a base index value of 1,000 as of September 29, 2000.

Eligibility Criteria

The index universe includes only common stocks and stocks with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing. Limited partnerships are excluded. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on that exchange. Only stocks that have a full market capitalization exceeding US$50 million are eligible for the index universe.

PPS-16

Any stocks from the index universe that have had ten or more non-trading days in a three-month period prior to a quarterly review are ineligible for inclusion in the Semiconductor Index. Companies with a free-float (or shares available to foreign investors) of less than 5% for existing index components or less than 10% for new components are ineligible for inclusion.

In addition to the above, stocks that are currently not in the Semiconductor Index must meet the following size and liquidity requirements:

•                  a full market capitalization exceeding US$150 million;

•                  a three-month average-daily-trading volume of at least US$1 million at the current review and also at the previous two reviews; and

•                  at least 250,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

For stocks already in the Semiconductor Index, the following applies:

•                  a full market capitalization exceeding US$75 million; and

•                  a three-month average-daily-trading volume of at least US$0.2 million in at least two of the latest three quarters (current review and also at previous two reviews)

•                  In addition, a three-month average-daily-trading volume of at least US$0.6 million at current review or at one of the previous two reviews; or

•                  at least 200,000 shares traded per month over the last six months at the current review or at one of the previous two reviews.

In case the number of investable stocks drops below the minimum component number for the respective index, current components remain investable.

Only one share line of each company is eligible. In case more than one share line fulfills the above size and liquidity rules, only the largest share line by free-float market capitalization is eligible. MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide for a different share line.

In case the free-float market capitalization of a non-component share line:

•                  exceeds the free-float market capitalization of a share line of the same company which is an index component by at least 25%; and

•                  fulfills  all size and liquidity eligibility criteria for non-components,

the current component share line will be replaced by the larger one. MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide to keep the current share line instead.

Index Constituent Selection

The Semiconductor Index is reviewed on a semi-annual basis in March and September. The target coverage of the Semiconductor Index is 25 companies from the investable universe. Semiconductor Index constituents are selected using the following procedure:

(1)         The largest 50 stocks (by full market capitalization) from the investable universe qualify.

(2)         The 50 stocks are ranked in two different ways – by free-float market capitalization in descending order (the largest company receives rank “1”) and then by three-month average-daily trading volume in descending order (the most liquid company receives rank “1”). These two ranks are added up.

(3)         The 50 stocks are then ranked by the sum of their two ranks in Step 2 in ascending order. If two companies have the same sum of ranks, the larger company is placed on top.

a.              Initially, the highest ranked 25 companies made up the Semiconductor Index.

b.              Ongoing, a 10-40 buffer is applied: the highest ranked 10 companies qualify. The remaining 15 companies are selected from the highest ranked remaining current Semiconductor Index components ranked between 11 and 40. If the number of selected companies is still below 25, then the highest ranked remaining stocks are selected until 25 companies have been selected.

Ongoing Maintenance

In addition to periodic reviews, the Semiconductor Index is continually reviewed for corporate events (e.g. mergers, takeovers, spin-offs, delistings and bankruptcies) that affect the Semiconductor Index.

Index Calculation

The Semiconductor Index is free-float adjusted – that is, the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits. These are combined with the block-ownership adjustments into a single factor. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result. Free-float factors are reviewed quarterly.  Companies in the Semiconductor Index are weighted according to their free-float market capitalization, as modified by prescribed company-weighting cap factors. The Semiconductor Index used the company-weighting cap factors to ensure diversification to avoid overweighting. The company-weighting cap factors are reviewed quarterly and applied, if necessary.

PPS-17

Historical Performance of the Semiconductor ETF

The table below shows the high, low and final Closing Price of the Semiconductor ETF for each of the periods noted below. The graph below sets forth the historical performance of the Semiconductor ETF based on daily Closing Prices from January 1, 2012 through April 24, 2017. We obtained the Closing Prices listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High($)	Quarterly Low($)	Quarterly Close($)
March 31, 2012	35.98	30.85	35.80
June 30, 2012	35.91	29.89	32.23
September 30, 2012	33.90	30.05	31.63
December 31, 2012	33.31	30.47	32.23
March 31, 2013	36.01	32.43	35.53
June 30, 2013	38.77	34.04	37.69
September 30, 2013	40.49	36.77	39.91
December 31, 2013	42.43	39.46	42.43
March 31, 2014	45.61	40.30	45.61
June 30, 2014	49.49	43.95	49.49
September 30, 2014	52.55	48.06	51.09
December 31, 2014	56.53	44.92	54.62
March 31, 2015	58.47	52.26	55.30
June 30, 2015	59.79	54.31	54.57
September 30, 2015	55.12	45.66	49.88
December 31, 2015	56.80	49.55	53.28
March 31, 2016	55.39	45.63	55.08
June 30, 2016	58.55	51.26	57.46
September 30, 2016	69.47	55.69	69.47
December 31, 2016	73.76	66.59	71.64
March 31, 2017	79.72	71.57	79.71
April 24, 2017*	79.75	76.25	79.75

* For the period beginning on April 1, 2017 and ending on April 24, 2017

Historical Performance of the VanEck VectorsTM Semiconductor ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-18

The SPDR® S&P® Bank ETF

We have derived all information contained in this free writing prospectus regarding the S&P Bank ETF from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, SPDR® Series Trust and SSGA Funds Management, Inc. (“SSGA FM”). The S&P Bank ETF is an investment portfolio maintained and managed by SSGA FM, the investment adviser to the S&P Bank ETF. The S&P Bank ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “KBE.”

The SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the S&P Bank ETF. Information provided to or filed with the SEC by the SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the SPDR® Series Trust, SSGA FM or the S&P Bank ETF, please see the SPDR® Series Trust’s prospectus. In addition, information about the SPDR® Series Trust, SSGA FM and the S&P Bank ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The S&P Bank ETF seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Banks Select Industry Index (the “Banks Index”). The Banks Index is a modified equal-weighted index that is designed to measure the performance of the following sub-industry groups of the S&P® Total Market Index (the “S&P TM Index”): asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance. The S&P TM Index is a benchmark that measures the performance of the U.S. equity market. For more information about the Banks Index, please see “—The Banks Index” below.

In seeking to track the performance of the Banks Index, the S&P Bank ETF employs a “sampling” strategy, which means that the S&P Bank ETF is not required to purchase all of the securities represented in the Banks Index. Instead, the S&P Bank ETF may purchase a subset of the securities in the Banks Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Banks Index. The quantity of holdings in the S&P Bank ETF will be based on a number of factors, including asset size of the S&P Bank ETF. Based on its analysis of these factors, SSGA FM may invest the S&P Bank ETF’s assets in a subset of securities in the Banks Index or may invest the S&P Bank ETF’s assets in substantially all of the securities represented in the Banks Index in approximately the same proportions as the Banks Index.

Correlation and Tracking Error

The Banks Index is a theoretical financial calculation, while the S&P Bank ETF is an actual investment portfolio. The performance of the S&P Bank ETF and the Banks Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is generally referred to as “tracking error”.

The Notes are not sponsored, endorsed, sold or promoted by SPDR® Series Trust or SSGA FM. Neither the SPDR® Series Trust nor SSGA FM makes any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Neither the SPDR® Series Trust nor SSGA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The Banks Index

The Banks Index is an equal-weighted index that is designed to measure the performance of the asset management & custody banks, regional banks, other diversified financial services and thrifts and mortgage finance sub-industry group of the S&P TM Index.

The Banks Index is reported by Bloomberg L.P. under the ticker symbol “SPSIBK”. For more information about the S&P Select Industry Indices, please see “The S&P Select Industry Indices” below.

The S&P Select Industry Indices

To be eligible for inclusion in the Select Industry Indices, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry and must satisfy one of the two following combined size and liquidity criteria:

1.              float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.              float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

A number of companies in the S&P TM Index are represented by multiple share class lines. To determine eligibility for the Select Industry Indices, the float-adjusted market capitalization of each share class line of multiple class companies is combined to arrive at a company float-adjusted market capitalization figure. The liquidity of each individual share class line is evaluated independently based on the float-adjusted market capitalization of that individual line. If an individual share class line of a multiple share class company does not meet the liquidity criteria, the remaining share class line has its float-adjusted market capitalization re-evaluated independently to ensure that it continues to meet the size criteria on its own.

PPS-19

All companies satisfying the above requirements are included in a Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 companies in a Select Industry Index, companies from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 companies. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

To be eligible for inclusion in a Select Industry Index, a company must also meet the following requirements:

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Constituents having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Constituents having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalance reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones Indices LLC, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

Turnover. S&P Dow Jones Indices LLC believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. A Select Industry Index includes companies in the applicable GICS sub-industries set forth above.

The membership to the Select Industry Indices is reviewed quarterly. Re-balancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each company deletion is accompanied with a company addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index company. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a company deletion causes the number of companies in the relevant index to fall below 22, each company deletion is accompanied with a corresponding company addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

PPS-20

Historical Performance of the S&P Bank ETF

The table below shows the high, low and final Closing Price of the S&P Bank ETF for each of the periods noted below. The graph below sets forth the historical performance of the S&P Bank ETF based on daily Closing Prices from January 1, 2012 through April 24, 2017. We obtained the Closing Prices listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High($)	Quarterly Low($)	Quarterly Close($)
March 31, 2012	24.44	20.29	23.85
June 30, 2012	24.10	20.25	22.04
September 30, 2012	24.63	21.12	23.48
December 31, 2012	24.40	22.29	23.83
March 31, 2013	27.23	24.57	26.92
June 30, 2013	28.84	25.47	28.72
September 30, 2013	31.98	29.09	30.03
December 31, 2013	33.18	29.54	33.17
March 31, 2014	34.67	30.78	34.04
June 30, 2014	34.50	31.03	33.42
September 30, 2014	33.87	31.24	31.91
December 31, 2014	33.92	30.05	33.55
March 31, 2015	34.15	29.99	33.51
June 30, 2015	37.20	33.44	36.26
September 30, 2015	37.06	31.61	33.24
December 31, 2015	36.59	32.93	33.82
March 31, 2016	33.05	26.52	30.37
June 30, 2016	33.64	28.19	30.48
September 30, 2016	34.23	29.27	33.38
December 31, 2016	44.16	33.21	43.47
March 31, 2017	46.56	41.67	42.98
April 24, 2017*	43.23	41.01	43.23

* For the period beginning on April 1, 2017 and ending on April 24, 2017

Historical Performance of the SPDR® S&P® Bank ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-21

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Reference Assets.

If your Notes are properly treated as a contingent income-bearing derivative contract, you will likely be taxed on any Contingent Coupons you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  In addition, you should recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes.  Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent a portion of the sale proceeds relates to accrued Contingent Coupons that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of any Contingent Coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments.  Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the Contingent Coupons (if any) that are paid on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Assets that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes and the Contingent Coupons to be paid on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Material U.S. Federal Income Tax Consequences—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Contingent Coupons at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal

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Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Contingent Coupons it pays to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Section 871(m) Withholding.”  The Treasury Department has issued regulations under Section 871(m) of the Internal Revenue Code which impose U.S. federal withholding tax on “dividend equivalent” payments made on certain contracts linked to U.S. corporations that are owned by non-U.S. holders.  However, the IRS has issued a Notice which states that the Section 871(m) regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).  We have determined that the Notes are not “delta-one” contracts for this purpose, and we therefore believe, and intend to take the position, that payments on the Notes should not be subject to Section 871(m) withholding tax.

However, a non-U.S. holder could nevertheless be subject to Section 871(m) tax in respect of the Notes if (a) the holder’s position under the Notes would be “delta-one” when combined with other related  positions that are held by the holder or (b) if a principal purpose for the holder’s investment in Notes is to avoid the application of Section 871(m), in which case a special Section 871(m) anti-abuse rule could apply to the holder’s investment in the Notes.  Non-U.S. holders are urged to consult their tax advisors regarding the application of Section 871(m) to the Notes and the possibility that the combination rule or anti-abuse rule could apply to their investment in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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